October 4, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,

        Special Counsel,

                Securities and Exchange Commission,

                        100 F Street, N.E.,

                                 Washington, D.C. 20549-9303.

Re:	Stonegate Mortgage Corporation

Registration Statement on Form S-1

Filed September 6, 2013, as amended on September 30, 2013

CIK No. 0001454389

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the supplemental information requests of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in telephone correspondence on October 2 and 3, 2013, with respect to information provided on behalf of the Company to the Commission on September 30, 2013, in response to the comments of the Staff contained in your letter dated September 17, 2013 (the “Comment Letter”) in connection with the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-191047) (the “Registration Statement”).

The purpose of this letter is to provide the Staff with certain supplemental information that the Staff has requested with reference to Comment 4 of the Comment Letter in order to enable the Staff to complete its review of the Registration Statement. For your convenience, each of the requests from the Staff is restated in bold type prior to the Company’s response.

For reasons of business confidentiality, in a separate letter dated the date hereof, we request that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission’s EDGAR system as correspondence.

1.	In Comment No. 4, the Staff asked that the Company explain in detail the tax planning strategies and how each strategy will be in accordance with the literature. The Company’s response indicates that the Company has available prudent and feasible tax planning strategies. Please provide the Staff as far as the details of these prudent and feasible tax planning strategies.

Response: The Company did not record a valuation allowance relating to net operating losses at June 30, 2013 and December 31, 2012. Based on future income projections, the Company anticipated sufficient taxable income to utilize all net operating losses during the carryforward period.

However, in the event that the Company’s future taxable income falls short of the projections and is not sufficient to utilize its net operating losses during the carryforward period, the Company has identified certain tax planning strategies pursuant to ASC 740-10-30-19 that would, if necessary, be implemented in the future to preserve those net operating losses. If necessary, the Company has identified the following tax planning strategies in order to utilize its net operating loss carryforwards:

1.	The Company would sell a portion of its existing originated mortgage servicing rights, which would result in the recognition of taxable income in the year of sale.

2.	The Company would sell newly originated mortgage loans to investors on a servicing-released basis. Currently, the Company sells its mortgage loans to investors on a servicing-retained basis whereby the Company retains the rights to service the loans and recognizes taxable servicing income over the life of the loans. By selling newly originated mortgage loans and releasing the servicing rights, the Company would recognize additional taxable income equal to the value of the right to service the loans in the year that the loan is sold.

In accordance with ASC 740-10-30-19, the Company believes these tax planning strategies are primarily in control of management and, if necessary, will consider the expected impact of any expenses required to implement these tax planning strategies in its future determination of any potential valuation allowance.

2.	In addition, in Comment No. 4, the Staff asked the Company for the projections to support the realization of deferred tax assets. The Company provided a table that identified the net income in Annex 1 for each of the five years. Please separately send the projections to the Staff.

Response: Stonegate Mortgage Corporation has asked us to provide the supplemental information on Annex I with respect to its future income projections and related information as previously discussed.

On Annex I, the Company is providing its summarized projected income statements, which were used to arrive at the Company’s projections of income before income taxes used in its June 30, 2013 conclusion that its deferred tax assets would more likely than not be realized. Also on Annex I, the Company is providing the estimates of significant assumptions used in arriving at the projected income before income taxes for the fiscal years 2013 through 2017 as well as a comparison of the 2012 actual and forecasted amounts.

Additionally, in connection with this letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,

/s/ Robert W. Downes
Robert W. Downes

cc:	Joshua Samples
(Securities and Exchange Commission)

Barbara A. Cutillo
(Stonegate Mortgage Corporation)

David O. Hopkins
(KPMG LLP)

Keith A. May
(Richey, May & Co., LLP)

Curt W. Hidde, Esq.
(Barnes & Thornburg LLP)

Daniel M. LeBey, Esq.
(Hunton & Williams LLP)

FOIA Confidential Treatment Requested by Stonegate Mortgage Corporation

Annex I

Five Year Projections

(in millions)	2013			2014			2015			2016			2017
Origination revenue	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]
Financing revenue		[***	]		[***	]		[***	]		[***	]		[***	]
Servicing revenue		[***	]		[***	]		[***	]		[***	]		[***	]

Total revenues		[***	]		[***	]		[***	]		[***	]		[***	]

Operating expense		[***	]		[***	]		[***	]		[***	]		[***	]
Interest expense		[***	]		[***	]		[***	]		[***	]		[***	]
Other expense		[***	]		[***	]		[***	]		[***	]		[***	]

Total expenses		[***	]		[***	]		[***	]		[***	]		[***	]

Income before income taxes	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]

The Company used estimates of the following significant assumptions in arriving at the forecasted amounts presented:

•	Increasing projected origination volume by approximately [***]% in fiscal year 2013 (from actual fiscal year 2012), approximately [***]% in fiscal year 2014 (from projected fiscal year 2013), approximately [***]% in fiscal year 2015 (from projected fiscal year 2014) and [***] in fiscal years 2016 and 2017, primarily through an increase in the number of loans originated as the Company grow its business and expand geographically, as well as an expected increase in the average size of loans originated;

•	Anticipating adjustments to the projected production channel mix that will shift more production to the retail channel, as follows:

	2012	2013		2014		2015		2016
Retail	15%	[***	]%	[***	]%	[***	]%	[***	]%
Wholesale	26%	[***	]%	[***	]%	[***	]%	[***	]%
Correspondent	59%	[***	]%	[***	]%	[***	]%	[***	]%

This is representative of the Company’s strategy to significantly grow its retail channel originations through “tuck-in” acquisitions, as described in the Company’s Registration Statement on Form S-1, as amended.

•	Decreasing the Company’s projected cash gain on sale margin in 2013, with slight increases in fiscal years 2014 and 2015. The Company’s cash gain on sale margin is expected to decrease by approximately [***] basis points for fiscal 2013 (as compare to actual fiscal 2012) as a result of [***].

FOIA Confidential Treatment Requested by Stonegate Mortgage Corporation

•	Increasing the Company’s projected servicing portfolio size by approximately [***]% as of December 31, 2013 (from actual December 31, 2012), approximately [***]% as of December 31, 2014 (from projected December 31, 2013), approximately [***]% as of December 31, 2015 (from projected December 31, 2014) and [***] as of December 31, 2016 and 2017, primarily through an increased origination volume;

•	Decreasing the servicing cost per loan over time, as follows:

Servicing Cost Per Loan
2013	$	[***	]
2014	$	[***	]
2015	$	[***	]
2016	$	[***	]
2017	$	[***	]

•	Increasing market interest rates by approximately [***] basis points each year through 2015, [***] in fiscal years 2016 and 2017; and

•	Stable net interest income spreads of approximately [***]% over all projected periods.

The Company believes that its projected income before income taxes for the fiscal years 2013 through 2017 is reliable based on the accuracy of its fiscal year 2012 forecast as compared to the actual fiscal year 2012 results, as illustrated below:

(in millions)	Forecasted 2012		Actual 2012
Origination revenue	$	[***]	$88.4
Servicing revenue		[***]	5.9
Other revenue		[***]	1.2

Total revenues		[***]	95.5

Operating expense		[***]	60.7
Interest expense		[***]	6.2
Other expense		[***]	0.8

Total expenses		[***]	67.7

Income before income taxes	$	[***]	$27.8

The 2012 actual results exceeded the 2012 forecast principally as a result of an increase in the number of loans originated as the Company grew its business at a faster rate than forecasted, resulting in increased origination revenue, as well as increased expenses, primarily due to higher staffing levels to accommodate the growth.